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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                               Amendment No. 1 to


                                    FORM T- 3


                   APPLICATION FOR QUALIFICATION OF INDENTURE
                      UNDER THE TRUST INDENTURE ACT OF 1939



                  CELLULAR COMMUNICATIONS OF PUERTO RICO, INC.
                               (Name of Applicant)

                              110 East 59th Street
                            New York, New York 10022
                    (Address of Principal Executive Offices)

                        SECURITIES TO BE ISSUED UNDER THE
                            INDENTURE TO BE QUALIFIED


      TITLE OF CLASS                                        AMOUNT
 15% Subordinated Notes                              To be determined as
         Due 2008                                 described in the Indenture

         Approximate date of proposed public offering: As soon as practicable after the date of this Application for Qualification.


Name and address of agent for service:              Copies to be sent to:
Richard J. Lubasch, Esq.                            Thomas H. Kennedy, Esq.
Senior Vice President, General Counsel              Skadden, Arps, Slate,
Cellular Communications of Puerto Rico, Inc.        Meagher & Flom, LLP
110 East 59th Street                                919 Third Avenue
New York, New York  10022                           New York, New York  10022
(212) 355-3466                                      (212) 735-2526



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1.       GENERAL INFORMATION

                  (a) The applicant is a corporation.

                  (b) The applicant is organized under the laws of the State of Delaware.

2.       SECURITIES ACT EXEMPTION APPLICABLE

                  15% Subordinated Notes due 2008 (the "Notes") to be issued by Cellular Communications of Puerto Rico, Inc. (the "Company" or "CCPR") under the Indenture to be qualified hereby will be offered to holders of the Company's Common Stock, par value $.01 per share ("Common Stock"), pursuant to the terms of the Exchange Offer ("Exchange Offer"), for up to 3,500,000 shares of CCPR Common Stock at the exchange ratio of $15.00 principal amount of the Notes for each share of Common Stock. The terms of the Exchange Offer are contained in the Offering Circular dated October 15, 1998, and in related documents attached hereto as Exhibit T3E.

                  As the Notes are proposed to be offered for exchange by CCPR with its existing stockholders exclusively and solely for outstanding securities of CCPR, the transaction is exempt from registration under the Securities Act of 1933, as amended (the "Securities Act"), pursuant to the provisions of Section 3(a)(9) thereof. No sales of securities of the same class as the Notes have been or are to be made by CCPR by or through an underwriter at or about the same time as the Exchange Offer for which the exemption is claimed. No consideration has been, or is to be given, directly or indirectly, to any person in connection with the transaction, except for the customary payments to be made in respect of preparation, printing, and mailing of the Offering Circular and related documents and the engagement of D.F. King & Co., Inc. as Information Agent and Continental Stock Transfer & Trust, Inc. as Exchange Agent for CCPR. No holder of the outstanding Common Stock has made or will be requested to make any cash payment to the Company in connection with the Exchange Offer.


                                  AFFILIATIONS

3.       AFFILIATES

                  The following is a list of the subsidiaries of CCPR as of the date of this Application. CCPR owns, directly or indirectly, 100% of the capital stock of each of its subsidiaries, except where indicated with an amount of ownership in parenthesis:




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                  Cellular Communications of Puerto Rico, Inc.
                                   CCPR, Inc.
                          CCPR of Virgin Islands, Inc.
                               CCPR Paging, Inc.
                       Merrimack Telecommunications Corp.
                                   SJCT, Inc.
                     USVI Cellular Telephone Communications
                               USVI Paging, Inc.
                 San Juan Cellular Telephone Company (92.378%)
                              CCPR Services, Inc.
                         CCPR Telecommunications, Inc.


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                             MANAGEMENT AND CONTROL

4.       DIRECTORS AND EXECUTIVE OFFICERS

                  The following table lists the names and offices held by all directors and executive officers of the Company. The mailing address for all of the persons listed is:

                                    Cellular Communications of
                                    Puerto Rico, Inc.
                                    100 East 59th Street
                                    26th Floor
                                    New York, NY  10022


George S. Blumenthal                            Chairman, Treasurer and Director
Sidney R. Knafel                                                        Director
J. Barclay Knapp                              President, Chief Executive Officer
                                                                    and Director
Del Mintz                                                               Director
Alan J. Patricof                                                        Director
Warren Potash                                                           Director
Richard J. Lubasch                        Senior Vice President, General Counsel
                                                                   and Secretary
Stanton N. Williams                   Vice President and Chief Financial Officer
Stephen M. Shapiro                     Senior Vice President and General Manager
Jose Juan Davila                                          Vice President-Finance
Gregg Gorelick                                         Vice President-Controller


5.       PRINCIPAL OWNERS OF VOTING SECURITIES

                  The following table lists, as of August 14, 1998, and giving effect to the Exchange Offer, the name and complete mailing address, title and number of shares of voting securities owned, and the percentage of voting securities owned, for all persons owning more than 10% of CCPR's voting securities.




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
                                                NUMBER OF SHARES            PERCENTAGE          PERCENTAGE OF
                                                 OF COMMON STOCK             OF TOTAL         TOTAL COMMON STOCK
                                                BENEFICIALLY OWNED         COMMON STOCK       AFTER EXCHANGE OFFER
                                               --------------------      -------------------  ---------------------
Snyder Capital Management, L.P. (1).......           1,687,662                  12.43%                17.39%
   Snyder Capital Management, Inc.
   350 California Street, Suite 1460
   San Francisco, CA  94104
Ronald Baron (2)..........................           1,506,200                  11.09%                15.52%
   Baron Capital Group, Inc.
   AMCO, Inc.
   Baron Capital Management Inc.
   Baron Asset Fund
   767 Fifth Avenue
   New York, NY  10153
Wallace R. Weitz & Company (3)............             829,300                   6.11%                 8.54%
   1125 South 103rd Street
   Suite 600
   Omaha, NE  68124-6008
The Equitable Companies Incorporated (4)..             710,249                   5.23%                 7.31%
   1290 Avenue of the Americas
   New York, NY 10104
Lazard Freres & Co., LLC (5)..............             681,883                   5.02%                 7.02%
   30 Rockefeller Plaza
   New York, NY 10020

(1) Based solely upon a Schedule 13-G, filed by Snyder Capital Management, L.P. and by Snyder Capital Management, Inc. with the Securities and Exchange Commission (the "SEC") on May 12, 1998.

(2) Based solely upon a Schedule 13-G (Amendment No. 2), filed by Baron Capital, Inc. with the SEC on February 19, 1998.

(3) Based solely upon a Schedule 13-G , filed by Wallace R. Weitz & Company with the SEC on February 11, 1998.

(4) Based solely upon a Schedule 13-G , filed by The Equitable Companies Incorporated with the SEC on February 13, 1998.

(5) Based solely upon a Schedule 13-G (Amendment No. 1), filed by Lazard Freres & Co., LLC with the SEC on April 6, 1998.


                                  UNDERWRITERS

6.       UNDERWRITERS

                  (a) No person has acted as underwriter for CCPR's securities issued in the last three years.

                  (b) Not applicable.



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                               CAPITAL SECURITIES

7.       CAPITALIZATION

                  (a) The debt securities and capital stock of CCPR on a consolidated basis as of October 12, 1998 were as follows:


                                                            AMOUNT AUTHORIZED             AMOUNT OUTSTANDING
                                                        ------------------------      ---------------------------
Debt Securities (amount in thousands):
  None

Capital Stock (in number of shares)
  Preferred Stock, $.01 par value.................                2,500,000                               0
  Common Stock, $.01 par value....................               30,000,000                      13,203,713
                                                                                               (exclusive of 383,000
                                                                                                shares held in treasury)


                  (b) The holders of the Common Stock have one vote per share, except that with respect to the election of directors of the Company they are entitled to cumulate their votes provided certain conditions are satisfied. Holders of Common Stock have no preemptive, subscription or conversion rights, and the Common Stock is not subject to any liability for further assessments. There currently are no shares of CCPR Preferred Stock outstanding. Subject to applicable regulations, the holders of Preferred Stock would have voting rights as determined by the Board of Directors when, as and if shares of Preferred Stock are issued by CCPR. The Company has entered into a Rights Agreement, dated as of January 24, 1992, between the Company and Continental Stock Transfer and Trust Company. Set forth in the Offering Circular is a description of material provisions of the Company's Certificate of Incorporation, By-laws and Rights Agreement.


                              INDENTURE SECURITIES

8.       ANALYSIS OF INDENTURE PROVISIONS

                  See "Description of the Notes" in the Offering Circular (as defined below), which information is specifically incorporated herein by reference, and which is filed herewith as Exhibit T3E.1.


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9.       OTHER OBLIGORS

                  None.

                  Contents of Application for Qualification. This application for qualification comprises:

                  (a) Pages numbered 1 to 8 consecutively.

                  (b) The statement of eligibility and qualification on Form T-1 of The Chase Manhattan Bank, as Trustee under the Indenture to be qualified.

                  (c) The following Exhibits in addition to those filed as part of the statement of eligibility and qualification of such Trustee:



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EXHIBIT T3A*     -  AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF THE
                    COMPANY.



EXHIBIT T3B*     -  AMENDED AND RESTATED BYLAWS OF THE COMPANY.



EXHIBIT T3C**    -  FORM OF INDENTURE BETWEEN THE COMPANY AND THE CHASE
                    MANHATTAN BANK, AS TRUSTEE.



EXHIBIT T3D      -  NOT APPLICABLE



EXHIBIT T3E*     -  (1) THE COMPANY'S OFFERING CIRCULAR, DATED OCTOBER 15, 1998
                    (THE "OFFERING CIRCULAR");


                    (2) LETTER OF TRANSMITTAL ACCOMPANYING THE OFFERING
                    CIRCULAR;

                    (3) FORM OF LETTER FROM THE COMPANY TO BROKERS, DEALERS AND NOMINEES;

                    (4) FORM OF LETTER FROM BROKERS, DEALERS, COMMERCIAL BANKS, TRUST COMPANIES AND NOMINEES TO CLIENTS; AND

                    (5) LETTER TO HOLDERS OF SHARES OF COMMON STOCK, DATED OCTOBER 15, 1998.


EXHIBIT T3F      -  CROSS-REFERENCE SHEET (INCLUDED AS PART OF EXHIBIT T3C).


EXHIBIT 99.1*    -  FORM T-1 OF THE CHASE MANHATTAN BANK, AS TRUSTEE UNDER THE
                    INDENTURE TO BE QUALIFIED.



*Previously filed

**Replaces Exhibit T3C previously filed




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                                    SIGNATURE


         Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Cellular Communications of Puerto Rico, Inc., a corporation organized and existing under the laws of State of Delaware, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of New York, New York on the 26th day of October, 1998.



                           CELLULAR COMMUNICATIONS OF
                                PUERTO RICO, INC.


                           By: /s/ Richard J. Lubasch
                               ------------------------------
                               Richard J. Lubasch











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